News Release

ZURICH®

Zurich appoints Hongler to lead pan-European operations and names him to Group Management Board

Zurich Financial Services
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Zurich, May 27, 2008 – Zurich Financial Services Group (Zurich) announced today that Markus Hongler, currently Chief Executive Officer (CEO) of Zurich Switzerland, has been appointed CEO of Zurich Insurance Ireland Limited (ZIIL), Zurich's main EU-wide risk carrier for General Insurance. This appointment will become effective January 1, 2009, allowing for a smooth transition to new leadership in Switzerland. In addition, Mr. Hongler will also be appointed to Zurich's Group Management Board (GMB), effective immediately.

"Markus has achieved tremendous results with our Swiss operations, and has positioned the business as a true leader in this critical market," remarked Zurich CEO James J. Schiro. "He will be a welcome addition to the GMB."

Annette Court, CEO of Europe General Insurance (EGI), added that "Markus also possesses an immense knowledge of the European insurance market, and with his boundless energy is the ideal candidate to drive our pan-European efforts to the next level."

Headquartered in Dublin, Ireland, ZIIL currently has branches in Belgium, Denmark, Finland, France, Italy, the Netherlands, Norway, Sweden and the United Kingdom, and as the entity evolves further into Zurich's primary pan-European legal entity formal reporting structures for affected operations will be developed. The ZIIL operating structure provides an efficient and effective pan-European platform through which to execute on EGI's and Global Corporate's strategies to deliver customized, comprehensive and

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ZURICH®

competitive products, solutions and claims management services to Zurich's personal and commercial customers in Europe.

Markus Hongler began his career with Zurich in Spain in 1983, and joined Zurich Switzerland in 1986 where he held a series of management and marketing positions. In 2001, he was appointed CEO of what is now Global Corporate in Europe. Since January 2006 he has been CEO of Zurich Switzerland. In his new role, Mr. Hongler will report to Annette Court.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

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